SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 21, 2007, Delhaize Group (the “Company”) entered into a cross guarantee agreement (the “Cross Guarantee Agreement”) by and among the Company, its wholly-owned subsidiary, Delhaize America, Inc. (“Delhaize America”), and substantially all of Delhaize America’s subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally the Company’s existing financial indebtedness (as such term is defined in the Cross Guarantee Agreement), Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of the Company and all future unsubordinated financial indebtedness of the parties to the agreement. The Company’s press release announcing the Company’s entry into the Cross Guarantee Agreement is filed as Exhibit 99.1 to this Report on Form 6-K. The description of the Cross Guarantee Agreement contained herein is qualified in its entirety by reference to the copy of the Cross Guarantee Agreement filed as Exhibit 99.2 to this Report on Form 6-K, which is incorporated herein by reference.

In addition, the Company entered into a $500 million Amended and Restated Credit Agreement, dated as of May 21, 2007 (the “Credit Agreement”) by and among the Company, as guarantor, Delhaize America, as borrower, the subsidiaries of Delhaize America signatory thereto, as guarantors, the lenders signatory thereto and JPMorgan Chase Bank N.A., as administrative agent, issuing bank and swingline lender. The description of the Credit Agreement contained herein is qualified in its entirety by reference to the copy of the Credit Agreement filed as Exhibit 99.3 to this Report on Form 6-K, which is incorporated herein by reference.

The Company also entered into (i) the Sixth Supplemental Indenture, dated as of May 21, 2007 (the “Sixth Supplemental Indenture”) to the Indenture dated as of April 15, 2001, and (ii) the Third Supplemental Indenture, dated as of May 21, 2007 (the “Third Supplemental Indenture”) to the Indenture dated as of August 15, 2001, in each case by and among the Company, Delhaize America, as issuer, the subsidiaries of Delhaize America signatory thereto, and The Bank of New York Trust Company N.A., as trustee. The description of the Sixth Supplemental Indenture and the Third Supplemental Indenture contained herein is qualified in its entirety by reference to copies of the Sixth Supplemental Indenture and the Third Supplemental Indenture filed as Exhibits 99.4 and 99.5, respectively, to this Report on Form 6-K, which are incorporated herein by reference.

Exhibit Index

Exhibit	Description
Exhibit 99.1	Press Release

Exhibit 99.2	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc.

Exhibit 99.3	Amended and Restated Credit Agreement, dated as of May 21, 2007, among Delhaize America, Inc., as borower, Delhaize Group, as guarantor, the subsidiary guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender

Exhibit 99.4	Third Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as trustee, to that certain Indenture, dated as of August 15, 1991

Exhibit 99.5	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 29, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President